SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2010. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:	15 6

a. Press release regarding the audited consolidated
financial results of Philippine Long Distance Telephone
Company (the “Company”) as at and for the year ended
December 31, 2011;
b. Annual Meeting of Stockholders of the Company (date
of meeting, record date, last day for receiving
nominations for election of directors/independent
directors, last day for receiving proxies); and
c. Cash dividend declaration on the Company’s Common
Stock.

Exhibit 1

March 6, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2011.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 6, 2012

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Jocelyn C. Villar-Altamira

Acting Director-Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2011.

Very truly yours, /s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,410 As of January 31, 2012	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier
STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 6, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

FY2011 CONSOLIDATED CORE NET INCOME AT P39 BILLION,
DOWN 7% Y-O-Y
REPORTED NET INCOME AT P31.7 BILLION AFTER PROVISIONING
5th CONSECUTIVE YEAR OF 100% DIVIDEND PAYOUT — TOTAL DIVIDEND
OF P189 PER SHARE
EBITDA AT P80 BILLION, LOWER BY 4%
FREE CASH FLOW UP 8% TO P47.2 BILLION
COMBINED CELLULAR SUBSCRIBER BASE AT 63.7 MILLION
TOTAL BROADBAND SUBSCRIBERS OVER 2.9 MILLION
TOTAL FIXED LINE SUBSCRIBERS OVER 2.2 MILLION
ACQUISITION OF DIGITEL COMPLETED IN OCTOBER 2011,
INTEGRATION UNDERWAY

•	Consolidated Core Net Income of P39.0 billion for 2011, 7% lower than the P42.0 billion in 2010

•	Consolidated Reported Net Income for 2011 at P31.7 billion, from the P40.2 billion recorded in 2010

•	Total dividends of P189 per share, representing 100% payout of 2011 core net income, inclusive of final and special dividends of P63 and P48 per share, respectively, and previously paid interim dividend of P78 per share

•	Consolidated service revenues decline 1% year-on-year to P154.0 billion

•	Consolidated EBITDA margin dips to 52% of service revenues; consolidated EBITDA declines 4% to P80.0 billion

•	Consolidated free cash flow at P47.2 billion for 2011, up 8% year-on-year

•	Cellular subscriber base at 63.7 million, net additions of 3.4 million for the year

•	Total broadband subscribers at 2.9 million; aggregate revenue contribution from broadband and internet services of P18.8 billion for 2011, 18% higher than last year

•	Total fixed line subscribers at over 2.2 million, including Digitel’s

MANILA, Philippines, 6th March 2012 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2011 with consolidated Core Net Income declining to P39.0 billion, or 7%, from the P42.0 billion recorded in 2011. Reported Net Income for 2011, after exceptional items including significant provisioning, declined 21% to P31.7 billion, from P40.2 billion in 2010. These results reflect the consolidation of the operating performance of Digital Telecommunications Philippines, Inc. (“Digitel”) from its acquisition which closed on 26th October 2011.

The decline in Core Net Income was a result of lower service revenues and higher operating expenses, partially offset by a higher equity share in the earnings of the Manila Electric Company (“Meralco”). Reported Net Income was impacted by (i) the decline in Core Net Income, (ii) a one-time asset impairment charge arising from the ongoing network modernization program and (iii) lower net foreign exchange gains this year.

EBITDA margin dipped to 52%, from 54% in 2010. To align more closely with global accounting standards, service revenues have been restated to reflect the change in the presentation of our outbound revenues from net to gross of interconnect expense, which in turn is included in our expenses. Although EBITDA does not change, EBITDA margins are calculated against the adjusted service revenues. On this basis, 2010 EBITDA margin of 59% would have been 54%. Consolidated EBITDA was lower by 4% at P80.0 billion compared with 2010. Digitel EBITDA stood at P1.1 billion; its lower EBITDA margin contributed to the decline in overall EBITDA margin.

Exhibit 1

Overall consolidated service revenues decreased by 1% to P154.0 billion, including the P3.8 billion revenue contribution from Digitel from its acquisition on 26th October 2011, and reflecting the combined effect of a 2% decline in wireless revenues, 1% decrease in fixed line revenues, and a 6% rise in BPO revenues.

In addition, approximately 30% of consolidated service revenues are directly or indirectly linked to the US dollar, which weakened against the peso in the course of the year. Had the peso remained stable, service revenues would have been higher by P1.9 billion and remained at similar levels to 2010.

For the fifth consecutive year, PLDT will pay out dividends equivalent to 100% of its core earnings. Earlier today, the Company’s Board of Directors declared a final dividend of P63 per share, fulfilling the Company’s commitment to pay out a minimum ratio of 70% of core earnings. In addition, the Board, consistent with its year-end “look back” approach, approved a special dividend of P48 per share thus making for a total of P111 per share to be paid on 20th April 2012         . Added to the interim dividend of P78 per share paid in August 2011, total dividends for the year will amount to P189 per share, representing a payout of 100% of 2011 core earnings.

Consolidated free cash flow reached P47.2 billion, a P3.5 billion or 8% improvement from last year. Consolidated capital expenditures for the year amounted to P31.2 billion for 2011, 8% higher year-on-year. 2011 marked the first year of the Group’s P67 billion modernization program, which is expected to be completed by the end of 2012. Capital expenditures for 2011 were utilized on the following:

On the Mobile Network:

•	Increasing 3G population coverage to 70%

•	Completing 40% of access modernization

•	Completing core network upgrade

•	Upgrading transport network covering up to 82% of Metro Manila sites

On the Fixed Network:

•	Continuing migration to NGN

•	Upgrading transport network with over 54,000 km of fiber assets rolled out, and able to carry up to 10 times more data on the DFON network

•	Modernizing core network with migration to IP-IGF

•	Building out of a third cable landing station

On IT Modernization:

•	Technology refresh and group-wide optimization of IT systems and platforms for Customer Relations Management, Operations Support, Billing Support, Business Intelligences, Enterprise Resources and Settlements

The Group’s consolidated net debt was US$1.7 billion as at 31st December 2011. Gross debt at the end of 2011 stood at US$2.7 billion, with the inclusion of Digitel’s debt amounting to US$0.5 billion. Net debt to EBITDA was at 0.9x. The Company’s debt maturities continue to be well spread out, with over 66% due in and after 2014. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 48%, up from 45% at the end of 2010. Taking into account our peso borrowings, our hedges and our U. S. Dollar cash holdings, 32% of total debt remains unhedged. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities.

Exhibit 1

“This is the fifth year in a row that we have paid out 100% of Core EPS, a significant achievement when taken in the context of our increased investment levels and heightened competition,” stated Manuel V. Pangilinan, PLDT Chairman.

Subscriber Base

The PLDT Group’s total cellular subscriber base as at 31st December 2011 was 63.7 million subscribers, broken down as follows: Wireless subsidiary Smart Communications, Inc (“Smart”) had 27.1 million subscribers under its mainstream Smart brands, reflecting net additions of 1.4 million for 2011, while value brand Talk ‘N Text ended with 20.5 million subscribers as a result of 1.5 million net additions for the year. Smart subsidiary CURE’s Red Mobile brand had 1.4 million subscribers, while newly acquired Digitel had 14.7 million Sun Cellular subscribers. The Group’s combined postpaid cellular subscriber base now leads the market with 1.9 million at the end of 2011, 1.4 million of whom were with Sun Cellular. As of the end of February, our cellular subscriber base exceeded 65 million.

On the other hand, the Group’s combined broadband subscriber base increased by 45% from the end of 2010 to just over 2.9 million, representing net additions of 356,000 for the PLDT Group’s various broadband services. SmartBro, Smart Communications Inc.’s (“Smart”) wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc. — continued to expand as its wireless broadband subscriber base stood at over 1.6 million at the end of 2011, over 1.1 million of whom were on SmartBro’s prepaid service. Meanwhile, PLDT’s DSL subscribers increased by nearly 100,000 from the end of 2010, bringing the total subscriber base to over 742,000 at the end of 2011, while Digitel registered an additional 551,000 broadband subscribers.

For the fixed line business, the subscriber base grew to over 2.2 million at the end of 2011 from 1.8 million in 2010, reflecting 47,000 new PLDT subscribers and 296,000 Digitel subscribers.

Service Revenues

Wireless service revenues decreased by 2% to P102.1 billion for 2011, compared with the P104.0 billion recognized last year. Without Digitel’s revenue contribution of P3.1 billion, wireless revenues would have fallen 5% to P99.0 billion as cellular voice revenues dropped 7% while cellular data/text revenues likewise fell 4% to P44.4 billion. Smart continues to lead the industry in terms of both revenues and subscribers.

“The acquisition of Digitel has allowed us to expand and enhance our product offerings and thereby fortify the platform that should allow our revenues to grow. We expect neither a quick nor easy transition but we will continue to refine and redefine our products and services, in both our legacy and new businesses. In the meantime, we are pleased that our network modernization program has already raised our network performance, with our subscribers enjoying a significantly enhanced customer experience,” said Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Fixed line service revenues decreased by P0.3 billion or 1% to P58.8 billion in 2011 from P59.1 billion in 2010 following a 2% dip in ILD, NLD and LEC revenues. Corporate data and DSL revenues continued on their growth path on the back of a 16% increase in the DSL subscriber base and an 11% increase in third party corporate data revenues. Digitel’s fixed line revenues contributed P700 million. Had the peso remained stable, service revenues would have been even higher by P700 million.

Exhibit 1

“The Home business of the Group continues its aggressive growth performance with broadband leading the way and voice services maintaining its leading position in the market. With combined strengths in products and network, we are in the best position to serve the current and the emerging needs of our residential market. The inclusion of Digitel in our product portfolio will enable us to expand our subscriber base in the regional mainstream market,” declared Nazareno.

Total broadband and internet revenues totaled P18.8 billion, an 18% growth rate year-on-year, including a P0.5 billion contribution from Digitel; broadband and internet account for 12% of consolidated service revenues. Wireless broadband revenues, inclusive of mobile internet revenues, increased by 13% to P8.1 billion, compared with the P7.2 billion recorded in 2010. Moreover, mobile internet usage continues to grow strongly, with Smart’s mobile internet revenues increasing by 91%, from P900 million at the end of 2010 to P1.6 billion in 2011. Smart’s mobile internet revenues in 2H2011 were in fact 82% and 29% higher than revenues in 1H2010 and 1H2011, respectively. The upsurge is attributed to the increasing number of 3G/smartphones in the system and the availability of broadband packages and loads to suit specific customer preferences. In October 2011, Smart launched 2 Netphone models in the US$100-200 price range and in December 2011, Smart added the iPhone 4S to its lineup. PLDT DSL generated P9.5 billion in revenues for 2011, up 15% from P8.3 billion in 2010.

Orlando B. Vea, Smart Chief Wireless Adviser, said, “As smartphones become more pervasive and more affordable, more Filipinos are able to access the Internet and social media. Clearly, we have built the most advanced network in the country. This translates to an enhanced experience and mobile lifestyle for our subscribers, most especially so for mobile Internet users.”

In 2011, the Group consolidated its business process outsourcing operations, consisting of knowledge process solutions (“KPS”) and customer interaction solutions (“CIS”) under SPi Global Solutions, Inc (“SPi”). KPS and CIS had previously been under ePLDT, along with other ICT businesses such as data center operations, which have since been transferred to the Fixed Line business. SPi reported service revenues of P8.6 billion in 2011, an increase of 6% compared with 2010. KPS increased by 13% and 8% in US dollar- and peso-terms, respectively, while revenues from CIS rose 2%, with domestic sales registering a strong 10% growth.

86% of SPi’s revenues are dollar-linked — had the peso remained stable, service revenues for the period would have increased by P308 million.

Group Synergies

The recently completed review of Digitel’s operations brought to fore a number of areas for synergy, especially in the area of network, which will provide opportunities for savings in both capital expenditures and operating expenses as well as potential for incremental revenue generation. To date, those that have been identified are as follows:

•	Capital expenditure optimization and cost efficiencies which are expected to reduce capital expenditures by P8.0 billion for 2012;

•	Site sharing/site consolidation which are expected to generate savings in excess of P500 million in annual operating expenses when fully implemented;

•	National roaming which will increase Sun’s 2G coverage from 59% of all cities and towns to 100% and Sun’s 3G coverage from 6% to 60%;

•	Access consolidation and transport integration/expansion which will upgrade the service quality of Digitel’s fixed line subscribers;

•	Core optimization which should improve Internet experience for Digitel subscribers; and,

•	Service resiliency and diversity which will further strengthen the PLDT Group’s network in terms of reliability and service continuity.

Exhibit 1

Clearly, Smart and Digitel combined have the largest and most pervasive network in the country with 10,482 cell sites, 14,876 cellular/mobile broadband base stations and 4,918 fixed wireless broadband-enabled base stations.

Other areas that are being explored include marketing and distribution. Smart has in fact just launched various “tri-net” products that offer “all-net” SMS and “tri-net” call buckets in various durations and denominations.

Conclusion and Outlook

“The assimilation of Digitel/Sun Cellular into the PLDT Group, and the benefits that will arise from such integration, will take some time to complete because of the Group’s size and complexity. We had earlier foreseen this. But we are encouraged by the opportunities for both synergy and growth as we gain more visibility of these opportunities post-closing. We do recognize that there will be a need for quick wins which could help efficiencies and productivity in the short-term. That said, the more significant benefits, especially to our bottom line, will take time to realize. We therefore expect 2012 to be a year of alignment where we will implement a number of requisite changes — the positive effects of which are expected to be medium-term in nature simply because these will be permanent and long-lasting. Accordingly, we are guiding our Core Profit for 2012 lower at 37.0 billion. I am persuaded though that this figure is the bottom of this unavoidable period of integration and alignment, and we will find ourselves back on an upward growth curve starting 2013,” concluded Manuel V. Pangilinan.

####

Exhibit 1

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2011 and 2010
(in million pesos, except par value per share amounts and number of shares)

	2011	2010
ASSETS

Noncurrent Assets
Property, plant and equipment	197,731	163,184
Investments in associates and joint ventures	17,865	23,203
Available-for-sale financial assets	7,181	147
Investment in debt securities – net of current portion	150	484
Investment properties	1,115	1,560
Goodwill and intangible assets	80,656	11,485
Deferred income tax assets – net	5,975	6,110
Derivative financial assets	–	178
Prepayments – net of current portion	8,869	8,679
Advances and other noncurrent assets – net of current portion	1,340	1,187

Total Noncurrent Assets	320,882	216,217

Current Assets
Cash and cash equivalents	46,057	36,678
Short-term investments	558	669
Trade and other receivables	16,245	16,428
Inventories and supplies	3,827	2,219
Derivative financial assets	366	5
Current portion of investment in debt securities	358	–
Current portion of prepayments	7,227	5,418
Current portion of advances and other noncurrent assets	126	181

Total Current Assets	74,764	61,598

TOTAL ASSETS	395,646	277,815

EQUITY AND LIABILITIES

Equity
Preferred stock, Php10 par value per share, authorized - 822,500,000 shares; issued and outstanding - 441,912,370 shares as at December 31, 2011 and 441,887,387 shares as at December 31, 2010	4,419	4,419
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 217,160,444 shares and outstanding - 214,436,333 shares as at December 31, 2011; and issued - 189,480,549 shares and outstanding - 186,756,438 shares as at December 31, 2010	1,085	947
Treasury stock - 2,724,111 shares as at December 31, 2011 and 2010	(6,505)	(6,505)
Capital in excess of par value	127,246	62,890
Retained earnings	26,232	36,594
Other comprehensive income	(644)	(1,276)

Total Equity Attributable to Equity Holders of PLDT	151,833	97,069
Noncontrolling interests	386	316

TOTAL EQUITY	152,219	97,385

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
As at December 31, 2011 and 2010
(in million pesos, except par value per share amounts and number of shares)

	2011	2010
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	91,280	75,888
Deferred income tax liabilities – net	2,902	1,099
Derivative financial liabilities	2,235	3,604
Pension and other employee benefits	609	1,834
Customers’ deposits	2,272	2,223
Deferred credits and other noncurrent liabilities	22,642	13,567

Total Noncurrent Liabilities	121,940	98,215

Current Liabilities
Accounts payable	29,554	25,804
Accrued expenses and other current liabilities	58,271	35,959
Derivative financial liabilities	924	–
Provision for claims and assessments	1,555	1,555
Current portion of interest-bearing financial liabilities	26,009	13,801
Dividends payable	2,583	2,086
Income tax payable	2,591	3,010

Total Current Liabilities	121,487	82,215

TOTAL LIABILITIES	243,427	180,430

TOTAL EQUITY AND LIABILITIES	395,646	277,815

Exhibit 1

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2011, 2010 and 2009
(in million pesos, except earnings per common share amounts)

	2011	2010	2009
		(As Restated – Note 2)

REVENUES
Service revenues	153,958	156,170	159,597
Non-service revenues	2,645	2,217	2,426

	156,603	158,387	162,023

EXPENSES
Depreciation and amortization	27,957	26,277	25,607
Compensation and employee benefits	20,151	24,070	23,100
Interconnection costs	12,586	13,928	14,030
Repairs and maintenance	10,391	9,434	8,631
Asset impairment	10,209	2,438	5,061
Selling and promotions	7,847	5,284	5,749
Professional and other contracted services	5,668	4,853	4,361
Cost of sales	5,443	4,771	5,432
Rent	4,162	3,970	4,055
Taxes and licenses	3,597	2,571	2,881
Communication, training and travel	1,946	1,832	1,902
Insurance and security services	1,384	1,252	1,264
Amortization of intangible assets	264	388	368
Other expenses	1,777	1,763	1,700

	113,382	102,831	104,141

	43,221	55,556	57,882

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,035	1,408	2
Interest income	1,372	1,200	1,539
Gains (losses) on derivative financial instruments – net	197	(1,741)	(1,006)
Foreign exchange gains (losses) – net	(744)	1,807	909
Financing costs – net	(6,491)	(6,698)	(6,556)
Other income	3,087	2,153	2,069

	(544)	(1,871)	(3,043)

INCOME BEFORE INCOME TAX	42,677	53,685	54,839
PROVISION FOR INCOME TAX	11,040	13,426	14,744

NET INCOME	31,637	40,259	40,095

ATTRIBUTABLE TO:
Equity holders of PLDT	31,697	40,217	39,781
Noncontrolling interests	(60)	42	314

	31,637	40,259	40,095

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	163.24	212.85	210.38
Diluted	163.10	212.85	210.36

Exhibit 1

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Exhibit 1

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its three principal business groups – fixed line, wireless, and information and communications technology – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

March 6, 2012

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

March 6, 2012

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Director — Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,410 As of January 31, 2012	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 6, 2012

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 6, 2012:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2012:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 14, 2012 at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”).

Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June. Considering that June 12, 2012 (second Tuesday in the month of June 2012) is a regular holiday, the Annual Meeting has been moved to June 14, 2012.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 16, 2012. The stock and transfer books of the Company will not be closed.

(c)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 15, 2012.

(d)	The last day for filing proxies in connection with the Annual Meeting is on June 7, 2012.

(e)	The validation of proxies in connection with the Annual Meeting will be done on June 9, 2012.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2011, which are sufficient to cover the total amount of dividends declared:

a.	Regular dividend of ?63.00 per outstanding share of the Company’s Common Stock, payable on April 20, 2012 to the holders of record on March 20, 2012.

Exhibit 2

b.	Special dividend of ?48.00 per outstanding share of the Company’s Common Stock, payable on April 20, 2012 to the holders of record on March 20, 2012.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rau	sa-Chan

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

March 6, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 6, 2012